
GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 51


06010290

9 January 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs, New GKN PLC

~~GKN plc –~~ Notice of Results

For your information I enclose a copy of an announcement dated 6 January 2006.

Yours faithfully,

Sandie De Ritter

Enc

Announcement date for GKN 2005 Annual Results

GKN's preliminary statement of its annual results for 2005 together with the proposed 2005 final dividend will be announced on Tuesday, 28 February 2006.

Grey Denham
Company Secretary

6 January 2006